Exhibit 1

1350 Avenue of the Americas, Suite 3110 New York, NY 10019 | 212.257.4410

September 1, 2015

Board of Directors

c/o Mr. Curtis B. McWilliams, Lead Director

Ashford Hospitality Prime, Inc.

14185 Dallas Parkway, Suite 1100

Dallas, TX 75254

Members of the Ashford Hospitality Prime Board of Directors,

Sessa Capital is the third largest holder of Ashford Hospitality Prime, holding 7.2% of the common shares. We appreciated the opportunity to meet with your Chairman/CEO on July 14, and are cautiously optimistic about Friday’s announcement that you are taking steps to realize value for all shareholders.

Our caution arises from disappointing actions you have taken over the last few months. During this time you approved a series of shareholder-unfriendly actions highlighting the conflict of interest issues inherent in your external advisor structure such as: the purchase of stock in the Company’s advisor at $95 on July 31, when the stock’s last trading price was $59.63 (a whopping 59% premium); a dilutive share issuance on June 11 at a price well below NAV; an amendment to the Company’s advisory agreement on June 10 that disenfranchised shareholders by removing their ability to freely vote for directors; and the failure to address, in the same contract, a confusing and potentially disproportionate termination fee payable to the Company’s advisor, an entity dominated by the Company’s chairman. Indeed, not only did you fail to address the termination fee, you approved a contract amendment that arguably worsened the structure and the amount of the fee. Your own chairman publicly admitted on August 7 that a calculation of the termination fee hadn’t been done.

The termination fee, as currently structured, presents an overwhelming challenge to the integrity of the strategic review process. Quite simply, the current termination fee is impossible to calculate, highly variable, and potentially disproportionate, making a fair strategic process impossible. Just as the termination fee has significantly weighed on the Company’s public market valuation, the fee will also undermine options that will be part of the strategic review. With assets as attractive as the Company’s, we believe that success or failure will rest on your ability to clarify this critical obstacle.

Since you announced that the strategic review will include a potential sale option where a termination fee may be payable (along with other economics the advisor may receive including an incentive fee, key money return, and AINC stock discount buyback), we urge you to immediately negotiate with the advisor to reach and publicly disclose a reasonable, upfront, set termination fee appropriate for the equity size of the Company and consistent with other externally-managed REITs. A review of comparable arrangements with current and formerly externally-managed REITs—including Altisource Residential, Colony Financial, Newcastle Investment Corporation, NexPoint Residential Trust, Starwood Waypoint Residential Trust, and various REITs advised by NorthStar Asset Management—suggests that a fee of no more than three times trailing advisory fees is the upper end of market. Similarly, Duff & Phelps’ extensive study on internalization transactions published in September 2014 suggests advisor valuations in the low to mid-single digits as a percentage of the advised REIT’s equity value. Both of these approaches would imply a fair termination fee no greater than approximately $1 per share.

We initially became interested in the Company because of its attractive portfolio of solidly operating hotel assets trading at a significant discount to publicly traded peers and private market value. On the Company’s most recent earnings call, your Chairman estimated the private market value at that time as $27.60 per share. We agree that the Company is substantially undervalued today and we are glad to see that you have taken a promising first step towards maximizing value for all shareholders.

Sincerely,

John Petry

cc:	Monty J. Bennett, Chief Executive Officer and Chairman
David A. Brooks, Chief Operating Officer, General Counsel and Corporate Secretary